SQN AIF IV, L.P.

110 William Street, 26th Floor
New York, New York 10038
(212) 422-2166

March 29, 2013

Via Facsimile and EDGAR Correspondence

Ms. Pamela Long

Assistant Director

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:

Acceleration of Effective Date

SQN AIF IV, L.P.

Form S-1/A (Amendment No. 2), Filed March 15, 2013

File No. 333-184550

Dear Madam:

SQN AIF IV, L.P., a Delaware limited partnership (the “Company”) hereby requests, pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective on Tuesday, April 2, 2013 at 3:00 p.m. Eastern Time, or as soon as practicable thereafter. The Company acknowledges that:

•

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify our legal counsel, John T. Bradley, Esq., by phone at (949) 622-2742 or by fax at (949) 622-2739 of the date and time that the Registration Statement has been declared effective.

Very truly yours,

SQN AIF IV, L.P.

By:

SQN AIF IV GP, LLC

its General Partner

By:  /s/ JEREMIAH J. SILKOWSKI

Jeremiah J. Silkowski

President and Chief Executive Officer

SQN SECURITIES, LLC

110 William Street, 26th Floor
New York, New York 10038
(212) 422-2166

March 29, 2013

Via Facsimile and EDGAR Correspondence

Ms. Pamela Long

Assistant Director

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:

Acceleration of Effective Date

SQN AIF IV, L.P.

Form S-1/A (Amendment No. 2), Filed March 15, 2013

File No. 333-184550

Dear Madam:

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, the undersigned, as the underwriter in the above-referenced offering, hereby joins in the request of SQN AIF IV, L.P. for acceleration of the effectiveness of the above-referenced Registration Statement so that the Registration Statement will become effective on Tuesday, April 2, 2013 at 3:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. (“FINRA”) advised the undersigned on March 20, 2013 that it has reviewed the above-referenced proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

You may confirm this information by calling Sandra Larranaga of FINRA at (240) 386-4623.

Very truly yours,

SQN SECURITIES, LLC

By:  /s/ JEREMIAH J. SILKOWSKI

Jeremiah J. Silkowski

President and Chief Executive Officer